December 6, 2018

Louis Haseman
Chief Executive Officer
Fah Mai Holdings, Inc.
1000/196,199 Liberty Buildings, 3rd Floor,
Sukhumvit 55 Road, Klongton Nua,
Wattana, Bangkok 10110

       Re: Fah Mai Holdings, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed November 27, 2018
           File No. 333-226275

Dear Mr. Haseman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 27, 2018

Prospectus Cover Page, page 3

1. We note that you added the legend in response to comment 2 to the registration statement's facing page, which is not provided to investors with the prospectus. Please relocate this legend to the prospectus cover page as required by Item 501(b)(7) of
       Regulation S-K.
 Louis Haseman
FirstName LastNameLouis Haseman
Fah Mai Holdings, Inc.
Comapany6, 2018 Mai Holdings, Inc.
December NameFah
December 6, 2018 Page 2
Page 2
FirstName LastName
The Business, page 22

2. We note your response to comment 6 and reissue in part. We note that the description of the cask fraction on your website indicates that "in excess of 20% PA is possible on a small outlay of funds" and that the cask fractions can be traded. Please provide a detailed analysis as to how the federal securities laws apply to the offer and sale of interests in the cask fractions.
3. We note in your response to comment 10 that your online whiskey auction business is currently being developed. We also note that on page 26 you state that you have "a significant portfolio of rare whisky assets . . . that [you] sell through [your] website."
         Given that you have no revenues to date, please reconcile.
4. We note in your response to comment 9 that your offices are located in Thailand and that you conduct your business over the internet. However, your discussion of the existing and probable government regulations does not specifically address any Thailand regulations.
         Please disclose the effect of the existing or probable governmental regulations on your business in the jurisdictions that you operate and whether any government approvals are required. See Item 101(h)(4)(viii) and (ix) of Regulation S-K. Certain Relationships and Related Transactions, page 41

5. Please revise to add disclosure regarding the note payable to a related party, as reflected in the quarter ended June 30, 2018, as required by Item 404(a)(5) of Regulation S-K.
Recent Sales of Unregistered Securities, page 51

6. We note the increase in the amount of common stock outstanding in the most recent amendment. Please provide the disclosure required by Item 701 of Regulation S-K for each transaction.
Fah Mai Holdings, Inc. Condensed Consolidated Financial Statements, page F-1

7. Please update your interim period financial statements to September 30, 2018 in your next amendment pursuant to Rule 8-08 of Regulation S-X. In addition, update applicable disclosure and relevant management's discussion and analysis.
Fah Mai Holdings Co., Ltd. Condensed Financial Statements, page F-19

8. We reviewed the changes you made in response to comment 14. Please revise to provide financial statements for the predecessor through June 8, 2018 (the acquisition date). Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Also, revise management's discussion and analysis to discuss the predecessor's historical operating results for each period presented.
 Louis Haseman
Fah Mai Holdings, Inc.
December 6, 2018
Page 3
9. Please include a consent from Pinnacle Accountancy Group of Utah for the use of their audit report dated June 12, 2018.
Fah Mai Holdings, Inc. Pro Forma Combined and Consolidated Financial Statements, page P-1

10. We reviewed the changes you made in response to comment 14. Please remove the pro forma balance sheet information as of March 31, 2018 and December 31, 2017, since the transaction has already been reflected in your historical interim balance sheet. Also, remove the pro forma statement of operations for the three months ended March 31, 2018 and replace it with a pro forma statement of operations for the nine months ended
         September 30, 2018.
       You may contact Steve Lo at 202-551-3394 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameLouis Haseman
                                                            Division of
Corporation Finance
Comapany NameFah Mai Holdings, Inc.
                                                            Office of
Beverages, Apparel and
December 6, 2018 Page 3                                     Mining
FirstName LastName